Exhibit 99.1

November 7, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CONTENTS

GENERAL		4
OVERVIEW		4
KEY FINANCIAL DATA		6
KEY OPERATING AND FINANCIAL STATISTICS		8
OUTLOOK		10
PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017		10
REVIEW OF FINANCIAL RESULTS		10
A)	FOR THE QUARTER ENDED SEPTEMBER 30, 2017	10
B)	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017	12
REVIEW OF OPERATING MINES		14
Island Gold Mine		14
Beaufor Mine (Discontinued Operations)		16
EXPLORATION EXPENSE[1]		17
ISLAND GOLD MINE		17
QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS		19
FINANCIAL CONDITION[1]		20
LIQUIDITY AND CAPITAL RESOURCES		20
OUTSTANDING SHARE CAPITAL		21
COMMITMENTS AND CONTINGENCIES		21
OFF-BALANCE-SHEET TRANSACTIONS		21
TRANSACTIONS WITH RELATED PARTIES		21
CRITICAL ACCOUNTING ESTIMATES		22
FINANCIAL INSTRUMENTS		22
ACCOUNTING POLICIES		22
NON-IFRS PERFORMANCE MEASURES		22
RISKS AND UNCERTAINTIES		25
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING		25
NATIONAL INSTRUMENT 43-101		26
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		26
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS		27

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated November 7, 2017 relates to the financial condition and results of the operations of Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”), and should be read in conjunction with the Richmont Mines unaudited consolidated interim financial statements for the quarter and nine-month period ended September 30, 2017, consolidated audited financial statements for the year ended December 31, 2016, and notes thereto. All amounts are expressed in Canadian dollars, unless otherwise noted, and are in accordance with International Financial Reporting Standards (“IFRS”), except for certain performance indicators that are not defined under IFRS. For further information, please refer to section “Non-IFRS Performance Measures” on page 22 of this MD&A. With the exception of troy ounces, production data is presented in metric units. Further information on Richmont Mines can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com).

In addition to historical information, this MD&A contains forward-looking information. Please refer to section “Cautionary Statement Regarding Forward-Looking Statements” on page 26.

OVERVIEW

As at September 30, 2017, the Corporation was producing gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. On September 11, 2017, the Corporation announced a definitive agreement with Monarques Gold Corporation to sell all of the Corporation’s Quebec based assets, which includes the Beaufor Mine, the Camflo Mill and the Wasamac development project as well as all other mineral claims, mining leases and mining concessions located in the province of Quebec. This transaction was subsequently closed on October 2, 2017.

Throughout this document, reference is made to results from both continuing operations and discontinued operations. Current and prior period results for properties that are classified as held for sale as at September 30, 2017 have been reclassified as discontinued operations. Richmont’s operations have been classified between continuing operations and discontinued operations as follows:

  Continuing operations – the Island Gold Mine

  Discontinued operations – the Beaufor Mine, the Camflo Mill, the Monique Mine, the Wasamac development project and all other mineral claims, mining leases and mining concessions located in the province of Quebec

On September 11, 2017, Alamos Gold Inc. (“Alamos”) announced a friendly acquisition of Richmont, whereby Alamos will acquire all the issued and outstanding shares of Richmont. This transaction is expected to close on, or about, November 23, 2017.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec and has a corporate office in Toronto, Ontario.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 4

THIRD QUARTER AND NINE-MONTH HIGHLIGHTS - CONTINUING OPERATIONS1

  Revenues of $36.5 (US$29.2) million for the quarter and $123.4 (US$94.3) million for the nine-month period.

  Net earnings of $4.8 (US$3.8) million, or $0.08 (US$0.06) per share for the quarter and $21.7 (US$16.6) million, or $0.34 (US$0.26) per share for the nine-month period.

  Record production of 26,659 ounces of gold (22,666 ounces sold) for the quarter and 76,541 ounces of gold (74,849 ounces sold) for the nine-month period, positioning the Island Gold Mine to exceed the high end of annual production guidance of between 87,000 and 93,000 ounces.

  Cash costs2 of $666 (US$532) per ounce for the quarter and $637 (US$487) per ounce for the nine-month period. The Island Gold Mine remains on track to beat the lower end of annual cash cost guidance of between $715 and $765 (US$550 to US$590) per ounce.

  All-In-Sustaining Costs2 ("AISC") for the Island Gold Mine were $886 (US$708) per ounce for the quarter and $796 (US$609) per ounce for the nine-month period. The operation remains on track to beat the lower end of annual AISC guidance of between $945 and $995 (US$725 to US$765) per ounce.

  AISC for continuing operations, including all corporate overhead, was $1,038 (US$829) per ounce for the quarter and $921 (US$704) per ounce for the nine-month period.

  Operating cash flow from the Island Gold Mine was $14.5 (US$11.6) million for the quarter and $62.2 (US$47.5) million for the nine-mine period. Operating cash flow2 (before changes in non-cash working capital), including all corporate overhead, was $11.5 (US$9.2) million for the quarter, or $0.18 (US$0.14) per share, and $50.6 (US$38.7) million for the nine-month period, or $0.80 (US$0.61) per share.

  The Island Gold Mine generated strong free cash flow of $4.4 (US$3.5) million for the quarter and $31.8 (US$24.3) million for the nine-month period. Net free cash flow2 , including all corporate overhead, was $1.8 (US$1.4) million for the quarter, or $0.03 (US$0.02) per share, and $21.0 (US$16.0) million for the nine-month period, or $0.33 (US$0.25) per share.

  Cash balance at the end of the quarter was approximately $90.0 (US$72.1) million. As a result of timing, the finished goods inventory at the end of the quarter consisted of approximately 2,000 gold ounces. These ounces were sold in the fourth quarter.

  Year to date, Island Gold has continued to outperform the 2017 Expansion Case Preliminary Economic Assessment (“PEA”) on all key metrics, which demonstrates the significant upside potential of this asset.

  The mill expansion to 1,100 tonnes per day advanced during the quarter and the operation is anticipated to achieve the target run rate in the latter part of 2018.

  On September 11, 2017, Richmont announced that it had entered into a definitive agreement with Alamos Gold ("Alamos") whereby Alamos will acquire all of the issued and outstanding shares of Richmont pursuant to a plan of arrangement. The transaction is expected to close on, or about, November 23, 2017.

1	Continuing operations includes the Island Gold Mine and corporate overhead. The Beaufor Mine, the Camflo Mill, the Monique Mine, the Wasamac development project and all other mineral claims, mining leases and mining concessions located in the province of Quebec are reported as discontinued operations.
2	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 5

KEY FINANCIAL DATA

(in thousands of $, except per-share data)	CAN$		US$[3]
	Quarter ended		Quarter ended
	September 30		September 30
	2017	2016	2017	2016

Revenues
– continuing operations	36,549	24,053	29,174	18,431
– consolidated	42,378	31,244	33,827	23,942

Net earnings
– continuing operations	4,803	482	3,834	369
– consolidated	1,733	226	1,383	173

Operating cash flow, before
changes in non-cash working capital[1]
– continuing operations	11,479	5,137	9,163	3,936
– consolidated	9,706	5,839	7,747	4,474

Operating cash flow, after
changes in non-cash working capital[1]
– continuing operations	11,822	3,380	9,436	2,590
– consolidated	8,314	3,347	6,636	2,565

Net free cash flow[1]
– continuing operations	1,753	(14,766)	1,399	(11,315)
– consolidated	(3,405)	(16,184)	(2,718)	(12,401)

KEY PER SHARE DATA
Net earnings
– continuing operations	0.08	0.01	0.06	-
– consolidated	0.03	-	0.02	-

Operating cash flow, before
changes in non-cash working capital[1]
– continuing operations	0.18	0.08	0.14	0.06
– consolidated	0.15	0.09	0.12	0.07

Operating cash flow, after
changes in non-cash working capital[1]
– continuing operations	0.19	0.05	0.15	0.04
– consolidated	0.13	0.05	0.10	0.04

Net free cash flow[1]
– continuing operations	0.03	(0.24)	0.02	(0.18)
– consolidated	(0.05)	(0.26)	(0.04)	(0.20)

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.
2	Average exchange rates used:
Quarter ended September 30, 2017 - $1.2528 = US$1
Nine-month period ended September 30, 2017 - $1.3077 = US$1
Quarter ended September 30, 2016 - $1.3050 = US$1
Nine-month period ended September 30, 2016 - $1.3218 = US$1

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 6

(in thousands of $, except per-share data)	CAN$		US$[3]
	Nine months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Revenues
– continuing operations	123,363	99,378	94,336	75,184
– consolidated	148,118	124,496	113,266	94,187

Net earnings
– continuing operations	21,683	10,758	16,581	8,139
– consolidated	17,707	11,408	13,541	8,631

Operating cash flow, before
changes in non-cash working capital[1]
– continuing operations	50,582	35,772	38,680	27,063
– consolidated	51,026	38,440	39,020	29,082

Operating cash flow, after
changes in non-cash working capital[1]
– continuing operations	51,324	32,277	39,248	24,419
– consolidated	51,344	35,515	39,263	26,869

Net free cash flow[1]
– continuing operations	20,929	(10,868)	16,004	(8,222)
– consolidated	16,367	(12,082)	12,516	(9,140)

KEY PER SHARE DATA
Net earnings
– continuing operations	0.34	0.18	0.26	0.13
– consolidated	0.28	0.19	0.21	0.14

Operating cash flow, before
changes in non-cash working capital[1]
– continuing operations	0.80	0.59	0.61	0.45
– consolidated	0.80	0.64	0.61	0.48

Operating cash flow, after
changes in non-cash working capital[1]
– continuing operations	0.81	0.53	0.62	0.40
– consolidated	0.81	0.59	0.62	0.44

Net free cash flow[1]
– continuing operations	0.33	(0.18)	0.25	(0.14)
– consolidated	0.26	(0.20)	0.20	(0.15)

	September 30,	December 31,
	2017	2016

Cash and cash equivalents	89,957[3]	75,113
Total assets	262,397[3]	252,493
Non-current long-term debt	4,214[3]	6,513
Shareholders’ equity	225,349	202,455
Shares outstanding (thousands)	63,816	63,030

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.
2	Average exchange rates used:
Quarter ended September 30, 2017 - $1.2528 = US$1
Nine-month period ended September 30, 2017 - $1.3077 = US$1
Quarter ended September 30, 2016 - $1.3050 = US$1
Nine-month period ended September 30, 2016 - $1.3218 = US$1
3	Excludes balances from discontinued operations.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 7

KEY OPERATING AND FINANCIAL STATISTICS

(in thousands of $, except otherwise indicated)		CAN$		US$
		Quarter ended		Quarter ended
		September 30		September 30
		2017	2016	2017	2016

Continuing operations

Gold sold	oz	22,666	13,673	22,666	13,673
Gold produced	oz	26,659	14,031	26,659	14,031

Revenues from mining operations		36,549	24,053	29,174	18,431
Operating costs, including royalties and depreciation		23,732	17,674	18,943	13,543
Exploration		6,009	4,449	4,796	3,409
Net earnings		4,803	482	3,834	369

Average market gold price	$/oz	1,601	1,742	1,278	1,335
Average realized sale price	$/oz	1,608	1,756	1,284	1,346
Cash costs[1]	$/oz	666	947	532	725
AISC[1]	$/oz	886	1,319	708	1,010

Discontinued operations

Gold sold	oz	3,621	4,101	3,621	4,101
Gold produced	oz	3,380	4,825	3,380	4,825

Revenues from mining operations		5,829	7,191	4,653	5,510
Operating costs, including royalties and depreciation		8,181	6,207	6,530	4,756
Exploration		493	1,241	394	951
Net earnings (loss)		$(3,070)	(256)	(2,491)	(196)

Average market gold price	$/oz	1,601	1,742	1,278	1,335
Average realized sale price	$/oz	1,607	1,751	1,283	1,342
Cash costs[1]	$/oz	1,929	1,408	1,540	1,079
AISC[1]	$/oz	2,491	1,890	1,989	1,448

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 8

(in thousands of $, except otherwise indicated)		CAN$		US$
		Nine months ended		Nine months ended
		September 30		September 30
		2017	2016	2017	2016

Continuing operations

Gold sold	oz	74,849	59,851	74,849	59,851
Gold produced	oz	76,541	59,237	76,541	59,237

Revenues from mining operations		$123,363	99,378	94,336	75,184
Operating costs, including
royalties and depreciation		$74,066	66,266	56,638	50,133
Exploration		15,333	12,191	11,725	9,223
Net earnings		$21,683	10,758	13,541	8,631

Average market gold price	$/oz	1,636	1,666	1,251	1,260
Average realized sale price	$/oz	1,644	1,657	1,257	1,254
Cash costs[1]	$/oz	637	761	487	576
AISC[1]	$/oz	796	1,016	609	769

Discontinued operations

Gold sold	oz	15,006	15,050	15,006	15,050
Gold produced	oz	14,148	15,308	14,148	15,308

Revenues from mining operations		24,755	25,118	18,930	19,003
Operating costs, including
royalties and depreciation		26,826	22,418	20,514	16,960
Exploration		1,241	1,575	949	1,192
Net earnings (loss)		$(3,976)	650	(3,040)	492

Average market gold price	$/oz	1,636	1,666	1,251	1,260
Average realized sale price	$/oz	1,647	1,667	1,259	1,261
Cash costs[1]	$/oz	1,512	1,412	1,157	1,068
AISC[1]	$/oz	1,877	1,785	1,436	1,350

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

Richmont Mines’ financial statements are reported in Canadian dollars (“CAN$” or “$”); the Corporation also discloses financial and operating statistics in United States dollars (“US$”). The Corporation’s operating results and cash flows are affected by changes in the CAN$ and US$ exchange rate, as precious metal revenues are earned in US$ and the majority of the operating costs are in CAN$.

On a quarterly basis, the CAN$ to US$ exchange rate is adjusted to reflect the actual quarterly rate and year-to-date rate as at the end of each quarter.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 9

OUTLOOK

PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2017

The Island Gold Mine reported record production of 26,659 ounces of gold (22,666 ounces sold) for the quarter and 76,541 ounces of gold (74,849 ounces sold) for the nine-month period. Production in the quarter was positively impacted by higher than planned grade of 10.04 grams per tonne. Cash costs for the quarter were $666 (US$532) per ounce and $637 (US$487) per ounce for the nine-month period. The Island Gold Mine is now well positioned to exceed the high-end of annual production guidance of 87,000-93,000 ounces, at costs below the low end of the cash cost guidance of $715-765 (US$550-590) per ounce.

On September 11, 2017, the Corporation entered into the following definitive agreements:

  Sale of all its Quebec based assets including the Beaufor Mine to Monarques Gold Corporation (“Monarques”). This transaction was closed on October 2, 2017.

  Arrangement agreement with Alamos Gold Inc. (“Alamos”), whereby Alamos will acquire all of the issued and outstanding shares of Richmont. This transaction is expected to close on, or about, November 23, 2017.

REVIEW OF FINANCIAL RESULTS

A)	FOR THE QUARTER ENDED SEPTEMBER 30, 2017

Revenues from continuing operations for the third quarter were $36.5 (US$29.2) million, an increase of 52% over the prior year quarter. The Corporation sold 22,666 ounces of gold from continuing operations during the quarter at an average realized price of $1,608 (US$1,284) per ounce, versus 13,673 ounces of gold sold at an average realized sale price of $1,756 (US$1,346) per ounce during the third quarter of 2016.

Net earnings from continuing operations were $4.8 (US$3.8) million for the quarter, an increase of $0.5 (US$0.4) million over the Q3 2016. On a per share basis, net earnings were $0.08 (US$0.06) as compared to $0.01 (US$0.00) in the third quarter of 2016. The increase in net earnings is primarily a result of higher revenues, partially offset by an increase in exploration costs, depreciation and depletion, and taxes. Exploration costs during the quarter of $6.0 million were 35% higher than the same quarter of 2016. Depreciation and depletion costs increased 66% due to the corresponding increase in gold ounces sold during the quarter as compared to Q3 2016. Third quarter net earnings were also positively impacted by $2.0 million received from Argonaut Gold Inc. (“Argonaut”), pursuant to an agreement entered into in October 2013 under which Argonaut received exploration and surface mining rights to a maximum depth of 400 metres on certain Richmont claims that border the Magino Gold Project. Consolidated net earnings were $1.7 (US$1.4) million (including net loss of $3.1 (US$2.5) million from discontinued operations), compared to net earnings of $0.2 (US$0.2) million in the third quarter of 2016, which included a net loss of $0.3 (US$0.2) million from discontinued operations. Consolidated net earnings per share were $0.03 (US$0.02) as compared to $- (US$-) in the same quarter of 2016.

In the third quarter of 2017, cash costs per ounce from continuing operations decreased by 30% to $666 (US$532), from $947 (US$725) in the same quarter of 2016, primarily due to higher grades and improved productivities, resulting in lower unit operating costs.

Corporate AISC per ounce from continuing operations decreased by 29% to $1,038 (US$829) in the quarter, as compared to $1,463 (US$1,120) in the same quarter of 2016. The decrease resulted from a reduction in cash costs and an increase in ounces of gold sold, partially offset by an increase in corporate G&A costs. Quarterly sustaining costs at the Island Gold Mine of $5.0 (US$4.0) million were in-line with the same quarter of 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 10

Corporate G&A of $4.0 (US$3.2) million in the third quarter increased by 58% from the $2.5 (US$1.9) million in the prior year quarter, primarily due to higher consulting and professional fees related to the agreement with Alamos.

During the third quarter, project capital expenditures related to continuing operations were $10.0 (US$8.0) million, including $2.2 million of accelerated underground mine development, $1.1 million of mill expansion, $6.3 million of mine and mill infrastructure, and $0.4 million of capital lease payments on mine mobile equipment. Non-sustaining exploration costs were $6.0 (US$4.8) million, primarily related to the Island Gold Mine.

SUSTAINING, PROJECT AND EXPLORATION COSTS1

(in millions of $)	Island Gold		Corporate	Consolidated
	Mine	Beaufor	& Others

Sustaining costs
Underground development	1.5	1.1	-	2.6
Exploration & delineation drilling	0.4	0.3	-	0.7
Other sustaining costs	3.1	0.6	-	3.7
Corporate G&A	-	-	4.0	4.0
Total sustaining costs	5.0[2]	2.0	4.0	11.0

Project capital
Accelerated underground development	2.2	-	-	2.2
Mill expansion	1.1			1.1
Other project capital	6.7	-	-	6.7
Total project capital	10.0	-	-	10.0
Non-sustaining exploration and project evaluation	5.8[3]	0.2	0.2	6.2
Total project capital & exploration	15.8	0.2	0.2	16.2

1	Includes continuing and discontinued operations
2	Sustaining costs of $5.0 million at the Island Gold Mine have been capitalized.
3	Non-sustaining exploration costs of $5.8 million at the Island Gold Mine are expensed.

For the third quarter, the mining and income tax expense totaled $0.2 million, which is related to a $0.7 million increase in deferred income and mining tax liabilities offset by a $0.5 million increase in deferred income and mining tax assets. During the third quarter of 2016, the Corporation recorded mining and income tax recovery of $0.9 million, which includes a $0.3 million increase in deferred mining taxes offset by a reduction of $1.2 million of taxes for the year.

Higher revenues positively impacted operating cash flow for the third quarter. Operating cash flow (after changes in non-cash working capital) totaled $8.3 (US$6.6) million, or $0.13 (US$0.10) per share, as compared to $3.3 (US$2.6) million, or $0.05 (US$0.04) per share, in the same quarter of 2016.

Net free cash flow1 from continuing operations for the third quarter was $1.8 (US$1.4) million or $0.03 (US$0.02) per share, as compared to $(14.8) (US$(11.3)) million or $(0.24) (US$(0.18)) per share in the same quarter of 2016. Consolidated net free cash flow for the quarter was $(3.4) (US$(2.7)) million, as compared to $(16.2) (US$(12.4)) million in the same quarter of 2016. On a per share basis, consolidated net free cash flow was $(0.05) (US$(0.04)) as compared to $(0.26) (US$(0.20)) in the third quarter of 2016.

1	Non-IFRS performance measure. Refer to the Non-IFRS Performance Measures section on page 22.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 11

B)	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2017

Production from continuing operations for the nine-month period was 76,541 ounces of gold, a 29% increase over the prior year period production of 59,237 ounces. The higher production was primarily related to an 18% increase in mill throughput and an 8% higher head grade as compared to the prior year period.

Revenues from continuing operations for the nine-month period were $123.4 (US$94.3) million, an increase of 24% over the prior year period. The Corporation sold 74,849 ounces of gold from its continuing operations during the nine-month period, at an average realized price of $1,644 (US$1,257) per ounce, versus 59,851 ounces of gold sold at an average realized sale price of $1,657 (US$1,254) per ounce during the same period of 2016.

Net earnings from continuing operations were $21.7 (US$16.6) million during the nine-month period, an increase of 102% over net earnings from continuing operations of $10.8 (US$8.1) million during the same period of 2016. On a per share basis, net earnings were $0.34 (US$0.26) as compared to $0.18 (US$0.13) in the nine-month period of 2016. The increase in net earnings is primarily a result of higher revenues, offset by an increase in exploration costs, depreciation and depletion, and taxes.

Exploration costs for the nine-month period of $15.3 million were 26% higher than the same period of 2016, due to an increase in underground drilling. Depreciation and depletion costs increased by 25% due to the increase in the gold ounces sold during the period as compared to the same period of 2016. Net earnings were also positively impacted by the receipt of $2.0 million, pursuant to a 2013 agreement with Argonaut. Consolidated Net earnings for the nine-month period was $17.7 (US$13.5) million, as net earnings from continuing operations were offset by a net loss from discontinued operations of $4.0 (US$3.1) million. On a per share basis, consolidated net earnings were $0.28 (US$0.21) as compared to $0.19 (US$0.14) in the same period of 2016.

Cash costs per ounce for continuing operations for the nine-month period decreased by 16% to $637 (US$488), as compared to $761 (US$576) in the same period of 2016, due to higher grades and higher productivities at the Island Gold Mine resulting in lower unit operating costs.

AISC per ounce for continuing operations for the nine-month period decreased by 19% to $921 (US$704) from the $1,134 (US$858) in the same period of 2016, as a combined result of lower cash costs and lower sustaining costs at the Island Gold Mine, and higher ounces of gold sold during the period, partially offset by an increase in corporate G&A costs.

Corporate G&A costs during the period increased to $11.2 (US$8.6) million from $8.8 (US$6.6) million in the prior year period. The increase of $2.4 million reflects higher salaries attributable to the greater number of employees, and higher professional fees in the current period.

Project capital expenditures at the Island Gold Mine were $22.0 (US$16.8) million, including $11.0 million of accelerated underground development costs, $2.1 of mill expansion, $7.8 million of mine and mill infrastructure and $1.1 million of capital lease payments on mine mobile equipment. Non-sustaining exploration expense was $14.4 (US$11.0) million, spent primarily at the Island Gold Mine.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 12

SUSTAINING, PROJECT AND EXPLORATION COSTS1

(in millions of $)	Island Gold	Beaufor	Corporate	Consolidated
	Mine		& Others

Sustaining costs
Underground development	3.5	3.1	-	6.6
Exploration & delineation drilling	1.6	0.5	-	2.1
Other sustaining costs	6.8	1.9	-	8.7
Corporate G&A	-	-	11.2	11.2
Total sustaining costs	11.9[2]	5.5	11.2	28.6

Project capital
Accelerated underground development	11.0	-	-	11.0
Mil expansion	2.1	-	-	2.1
Other project capital	8.9	-	-	8.9
Total project capital	22.0	-	-	22.0
Non-sustaining exploration and project evaluation	14.4[3]	0.6	0.9	15.9
Total project capital & exploration	36.4	0.6	0.9	37.9

1	Includes continuing and discontinued operations
2	Sustaining costs of $11.9 million at the Island Gold Mine have been capitalized.
3	Non-sustaining exploration costs of $14.4 million at the Island Gold Mine are expensed.

For the nine-month period of 2017, mining and income tax expense was $3.3 million, which included a $2.5 million increase in deferred income and mining tax liabilities and an $0.8 million decrease in deferred income and mining tax assets. For the nine-month period of 2016, mining and income tax expense was $1.5 million, which included a $2.2 million increase in deferred mining taxes, offset by a reduction of $0.2 million from the previous year.

Operating cash flow for the nine-month period was positively impacted by higher revenues during the quarter. Operating cash flow (after changes in non-cash working capital) was $51.0 (US$39.3) million, or $0.81 (US$0.62) per share, as compared to $35.5 (US$26.9) million, or $0.59 (US$0.44) per share, in the same period of 2016.

Net free cash flow from continuing operations for the nine-month period was $20.9 (US$16.0) million or $0.33 (US$0.25) per share, as compared to $(10.9) (US$(8.2)) or $(0.18) (US$(0.14)) per share for the same period of 2016. Consolidated net free cash flow for the period was $16.4 (US$12.5) million, as compared to net free cash outflow of $12.1 (US$9.1) million, in the same period of 2016. On a per share basis, consolidated net free cash flow was $0.26 (US$0.20) as compared to $(0.20) (US$(0.15)) in the nine-month period of 2016. The increase in net free cash flow is attributable to higher operating cash flows combined with lower investments in property, plant and equipment during the period.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 13

REVIEW OF OPERATING MINES

Island Gold Mine

	Quarter ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Total mined (tonnes)	140,706	139,832	474,494	467,279
Ore mined (tonnes)	84,405	67,647	280,555	228,164
Development ore / total ore (%)	29%	44%	35%	49%
Waste mined (tonnes)	56,301	72,185	193,939	239,115
Ratio: Waste / ore mined	0.67	1.07	0.69	1.05

Gold Produced
Ore processed (tonnes)	85,101	58,836	254,044	214,666
Ore processed (tpd)	925	640	931	783
Head grade (g/t)	10.04	7.70	9.65	8.91
Gold recovery (%)	97.0	96.3	97.1	96.4
Ounces produced	26,659	14,031	76,541	59,237

Gold Sold
Ounces sold	22,666	13,673	74,849	59,851
Average selling price per ounce	1,608	1,756	1,644	1,657
Cash costs per ounce	666	947	637	761
AISC per ounce	886	1,319	796	1,016

Average selling price per ounce (US$)	1,284	1,346	1,257	1,254
Cash costs per ounce (US$)	532	725	488	576
AISC per ounce (US$)	708	1,010	610	769

Sustaining costs	4,984	5,090	11,933	15,283
Project and non-sustaining exploration costs	15,820	16,966	36,370	39,293

Total ore mined during the quarter was 84,405 tonnes. Long-hole stope mining continued mainly in the first and second mining horizons and development in ore was advanced in the higher-grade third mining horizon. Development ore was 24,123 tonnes for the quarter, 29% of the total ore mined versus an overall 2017 plan of 36%. Development ore for the nine-month period was 98,612 tonnes, or 35% of the total ore mined, in-line with plan.

Total waste mined during the quarter was 56,301 tonnes (193,939 tonnes year to date), a ratio of 0.67:1 over total ore mined. Ore development in the third horizon and exploration development was prioritized resulting in lower than planned waste development in the western section of the main ramp. During the quarter, the west ramp was pushed down towards the 710 metre level reaching the main ventilation raise. A total of 794 metres equivalent of waste development was completed during the quarter. Due to the focus on exploration development, the 620 metre and 840 metre level exploration drifts advanced 628 metres during the nine-month period.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 14

Mill throughput averaged 925 tpd as the mill processed 85,101 tonnes of ore during the quarter, which was 45% higher than the 58,836 tonnes (640 tpd) of ore processed in the third quarter of 2016. The prior year quarter was impacted by a planned 25-day shutdown for electrical upgrades. Average milled grade for the quarter was 10.04 g/t gold, 30% higher than the 7.70 g/t gold processed in the same quarter of 2016. Higher mill throughput and higher grades resulted in record quarterly gold production of 26,659 ounces, which was 90% higher than gold production from the same quarter of 2016. A 4-day planned shutdown was completed during the quarter to change the classification system (cyclones) and complete other improvements in the grinding and crushing circuits. As a result, the mill is now operating at an average of nearly 1,000 tpd. Gold production for the nine-month period was 76,541 ounces, a 29% increase over the same period of 2016, resulting from 18% higher mill throughput and 8% higher grades.

Third quarter revenues of $36.5 (US$29.2) million were 52% higher than the $24.1 (US$18.4) million in the same quarter of 2016, resulting mainly from 66% more ounces of gold sold, which more than offset the impact of lower average realized gold price during the quarter. 22,666 ounces of gold were sold at an average realized sale price of $1,608 (US$1,284) per ounce, as compared to 13,673 ounces of gold sold at an average realized sale price of $1,756 (US$1,346) per ounce in the third quarter of 2016. Revenues for the nine-month period were $123.4 (US$94.3) million, 24% higher than the same period of 2016, resulting mainly from 25% more ounces of gold sold. 74,849 ounces of gold were sold during the nine-month period at an average realized sale price of $1,644 (US$1,257) per ounce, as compared to 59,851 ounces of gold sold at an average realized sale price of $1,657 (US$1,254) per ounce in the same period of 2016.

Third quarter operating costs, including royalties and depreciation, increased by 34% as compared to the same quarter of 2016 as a result of higher tonnes mined and milled. However, unit operating costs per tonne milled decreased by 13% as compared to the same period of 2016, as a result of increased productivities and economies of scale. Depreciation and depletion costs increased by 66% due to the increase in gold ounces sold during the quarter as compared to Q3 2016. Operating costs for the nine-month period increased by 12%, as compared to the same period of 2016, but decreased by 12% on per unit basis.

Exploration costs during the quarter and the nine-month period were 65% and 32% higher, respectively, as compared to the same periods of 2016, due to increased focus on exploration drilling at the Island Gold Mine.

Cash costs per ounce for the third quarter, including royalties, were $666 (US$532), 30% lower than the $947 (US$725) realized in the same quarter of 2016. Cash costs per ounce for the nine-month period were $637 (US$488), 16% lower than the $761 (US$576) realized in the same period of 2016. Lower cash costs resulted from higher grades, and lower operating costs per tonne.

AISC per ounce for the third quarter and the nine-month period were lower than the same periods in 2016, due to lower cash costs and higher ounces of gold sold as compared to the corresponding periods of 2016. AISC for the third quarter was $886 (US$708) per ounce, 33% lower than the $1,319 (US$1,010) in same quarter of 2016. Sustaining costs for the quarter were $5.0 (US$4.0) million, in-line with the same period of 2016. AISC for the nine-month period was $796 (US$610) per ounce,22% lower than $1,016 (US$769) during the same period of 2016, due to higher gold ounces sold and lower sustaining costs during the period. The Island Gold Mine spent $11.9 (US$9.1) million on sustaining costs during the nine-month period, 22% lower than the $15.3 (US$11.6) million spent in the same period of 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 15

Project capital for the quarter and the nine-month period were lower due to lower deferred development costs, as the mine focussed on ore development and exploration development. Project capital for the third quarter was $10.0 (US$8.0) million, 26% lower than the $13.5 (US$10.3) million spent in the same quarter of 2016. For the nine-month period, project capital was $22.0 (US$16.8) million as compared to $28.4 (US$21.5) million in the same period of 2016.

The Island Gold Mine achieved underground mine and mill productivities of 1,028 and 931 tonnes per day year to date (1,055 and 946 tonnes per operating day), respectively, as compared to the 1,000 tonnes per day and 900 tonnes per day considered in the PEA. A 7-day underground shutdown was completed during the quarter to leverage the better than planned mine over mill performance to date and various underground mine infrastructure improvements were completed during the quarter, as a result of which the mill is now operating at an average of nearly 1,000 tonnes per day.

The mill upgrade to 1,100 tonnes per day mill is currently underway and advancing well on schedule. A ball mill has been sourced and is currently being refurbished, detailed engineering has been completed and earthworks started in the third quarter. The mill target run rate is anticipated to be achieved in the latter part of 2018. Upgrade of the mining infrastructure to support the expanded capacity has advanced in the third quarter. Surface fans have been upgraded to increase mine ventilation and new underground pumping stations have been commissioned. Additional mining equipment, such as trucks and scoops, have been ordered with deliveries estimated for the first half of 2018.

Beaufor Mine (Discontinued Operations)

	Quarter ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016

Ore mined (tonnes)	22,656	25,916	85,318	81,312

Gold Produced
Ore processed (tonnes)	22,590	27,426	84,013	85,025
Head grade (g/t)	4.73	5.62	5.36	5.28
Gold recovery (%)	98.5	97.3	97.7	98.0
Ounces produced	3,380	4,825	14,148	14,143

Gold Sold
Ounces sold	3,621	4,101	15,006	13,879
Average selling price per ounce	1,607	1,751	1,647	1,674
Cash costs per ounce	1,929	1,408	1,512	1,431
AISC per ounce	2,491	1,890	1,877	1,835

Average selling price per ounce (US$)	1,283	1,342	1,259	1,266
Cash costs per ounce (US$)	1,540	1,079	1,157	1,083
AISC per ounce (US$)	1,989	1,448	1,436	1,389

Sustaining costs	2,037	1,979	5,487	5,611

On September 11, 2017, the Corporation announced a definitive agreement with Monarques Gold Corporation to sell all of the Corporation’s Quebec based assets including the Beaufor Mine and the Camflo Mill. This transaction was subsequently closed on October 2, 2017. Current and prior period results for the Beaufor Mine have been reclassified as discontinued operations.

Total ore mined during the third quarter was 22,656 tonnes, a decrease of 13% from the 25,916 tonnes mined during the same quarter of 2016.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 16

The Camflo Mill processed 22,590 tonnes of ore from the Beaufor Mine during the quarter, as compared to the 27,426 tonnes processed in the same quarter of 2016. Average grade milled was 4.73 g/t gold for the quarter, 16% lower than the 5.62 g/t gold in the same quarter of 2016. Production for the quarter was 3,380 ounces, a 30% decrease over the 4,825 ounces produced in the same quarter of 2016, due to lower mill throughput and lower grades in the quarter. Gold production of 14,148 ounces during the nine-month period of 2017 was in line with the same period of 2016.

Revenues of $5.8 (US$4.7) million represent a decrease of 19% from the $7.2 (US$5.5) million in the same quarter of 2016, primarily as a result of 12% fewer ounces of gold sold. Gold ounces sold for the third quarter totaled 3,621 ounces at an average realized price of $1,607 (US$1,283) per ounce, as compared to gold sales of 4,101 ounces at an average realized price of $1,751 (US$1,342) per ounce in the same quarter of 2016. For the nine-month period, revenues were $24.8 (US$18.9) million, 6% higher than the $23.3 (US$17.6) million reported in the same period of 2016, as a result of 8% higher ounces of gold sold in 2017.

Cash costs per ounce in the third quarter were $1,929 (US$1,540), 37% higher than the $1,408 (US$1,079) in the same quarter of 2016, resulting primarily from lower grades during the quarter and higher mine operating costs. Cash costs per ounce for the nine-month period were $1,512 (US$1,157), 6% higher than the $1,431 (US$1,083) in the same period of 2016 due to higher operating costs.

AISC per ounce for the quarter were $2,491 (US$1,989), 32% higher than the same quarter of 2016, attributable to lower ounces of gold sold. AISC per ounce for the nine-month period were $1,877 (US$1,436), in line with the same period of 2016, as lower sustaining costs offset the impact of higher ounces of gold sold during the period.

EXPLORATION EXPENSE1

	Quarter ended		Nine months ended
(in thousands of $)	September 30		September 30
	2017	2016	2017	2016

Exploration expense – Mine
Island Gold	5,778	3,509	14,429	10,903

Exploration expense - Other properties
Other	4	5	11	19
Project evaluation	266	195	1,021	539

Exploration and project evaluation before depreciation and exploration tax credits	6,048	3,709	15,461	11,461

Depreciation	3	10	18	22
Exploration tax credits, including adjustments	(42)	730	(146)	708

	6,009	4,449	15,333	12,191

1	Excluding exploration expenses recorded at the discontinued operations

ISLAND GOLD MINE

Exploration costs at the Island Gold Mine for the quarter were $5.8 (US$4.6) million. During the quarter, approximately 16,043 metres of surface drilling and 10,890 metres of underground drilling were completed. The 2017 exploration drilling program currently underway continues to build on positive results achieved in 2016 and is mainly focused on expanding near-mine resources located outside the Expansion Case PEA area, both laterally and at depth.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 17

Deep Directional Exploration Drilling Program:

The 2016 deep drilling program identified a new large inferred resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces, capped at 70 g/t gold) in the down plunge extension of the main deposit, located between the 1,050 and the 1,300 metre levels. The main objective of the 2017 deep directional exploration drilling program is to prove the high-grade extension of the new resource block to a minimum vertical depth of 1,500 metres.

Drilling in the quarter was focused around and between three significant intercepts that were released in July. These intercepts included Hole MH8-4 that intersected 19.85 g/t gold over 8.4 metres in the eastern portion of the down plunge extension of the deposit, approximately 1,300 metres below surface; Hole MH2A-12 that intersected 11.67 g/t gold over 9.42 metres; and Hole MH2A-13 that intersected 8.86 g/t gold over 6.39 metres at a depth of 1,350 metres. (All assays are reported with estimated true widths and capped at 70 g/t gold)

These three new high-grade, wide intercepts confirm that the down plunge extension of the main Island Gold deposit continues to a minimum vertical depth of 1,350 metres and remains open at depth. Mineralization in this area remains consistent with the main portion of the deposit.

Eastern Lateral Exploration and Infill Drilling Program:

The 2016 drilling program successfully added two new inferred resource blocks in the eastern lateral extension, located approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels. The largest inferred resource block contains approximately 290,000 tonnes at a grade of 10.35 g/t gold (approximately 95,000 ounces of gold, capped at 70 g/t gold).

Infill drilling is on-going in the upper part of the new resource block from the 340 metre level with encouraging results to date. The extension of the 620 metre level exploration drift has advanced as planned and infill drilling in the lower part of the block has begun.

Another surface drill rig is currently working further to the east, approximately 2,000 metres from the second dyke, to test the lateral extension of the main mineralized structure.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 18

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2017			2016				2015
(in thousands of $, unless otherwise stated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

PRINCIPAL FINANCIAL DATA

Revenues[1]	36,549	49,919	36,895	35,771	24,053	32,856	42,469	19,967

Net earnings (loss)[1]	4 803	11,494	5,386	5,137	482	2,587	7,689	(5,634)

Operating cash flow, after changes in non-cash working capital[1]	11,823	29,110	10,391	13,239	3,380	13,678	15,219	3,291
Investments in property, plant and equipment[1]	10,069	9,938	10,388	14,144	18,146	10,518	14,481	21,614

Average CAN$/US$ exchange rate	1.2528	1.3450	1.3238	1.3341	1.3050	1.2886	1.3732	1.3354

KEY PER-SHARE DATA

Total operating cash flow	0.13	0.48	0.20	0.20	0.05	0.25	0.30	0.12
Continuing operations	0.19	0.46	0.17	0.21	0.05	0.23	0.26	0.06
Discontinued operations	(0.06)	0.02	0.03	(0.01)	0.00	0.02	0.04	0.06
Total operating cash flow (US$)	0.10	0.36	0.15	0.15	0.04	0.19	0.22	0.09

Net earnings (loss), basic	0.03	0.17	0.09	0.02	0.00	0.04	0.15	(0.07)
Continuing operations	0.08	0.19	0.09	0.08	0.01	0.04	0.14	(0.10)
Discontinued operations	(0.05)	(0.02)	0.00	(0.06)	(0.01)	0.00	0.01	0.03
Net earnings (loss), basic (US$)	0.02	0.12	0.07	0.01	0.00	0.03	0.11	(0.05)

Net earnings (loss), diluted	0.03	0.16	0.08	0.02	0.00	0.04	0.14	(0.07)
Continuing operations	0.08	0.18	0.08	0.08	0.00	0.04	0.13	(0.10)
Discontinued operations	(0.05)	(0.02)	0.00	(0.06)	0.00	0.00	0.01	0.03
Net earnings (loss), diluted (US$)	0.02	0.11	0.06	0.01	0.00	0.03	0.10	(0.05)

OUNCES OF GOLD SOLD[2]	26,287	35,040	28,528	27,759	17,774	24,888	32,239	21,576

KEY PER-OUNCE OF GOLD DATA[2]

Average selling price ($)	1,608	1,688	1,624	1,589	1,754	1,628	1,629	1,474
Average cash costs ($)[3]	840	725	791	952	1,054	895	800	1,028
Sustaining costs ($)	419	232	333	277	541	427	294	632

All-in sustaining costs ($)[3]	1,259	957	1,124	1,229	1,595	1,322	1,094	1,660

Average selling price (US$)	1,284	1,255	1,227	1,191	1,344	1,263	1,186	1,104

Average cash costs (US$)[3]	670	539	598	714	808	695	583	770
Sustaining costs (US$)	334	172	251	208	415	331	214	473

All-in sustaining costs (US$)[3]	1,004	711	849	922	1,223	1,026	797	1,243

1	Financial information, such as revenues, net earnings (loss), operating cash flow, and investments in property, plant and equipment are exclusive of discontinued operations.
2	Operation data, such as ounces of gold sold, cash costs and AISC include the results of both continuing and discontinued operations.
3	Non-IFRS measures. Refer to Non-IFRS Performance Measures section on page 22.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 19

FINANCIAL CONDITION1

	As at September 30,	As at December 31,
	2017	2016

Current assets	104,758	84,698	Current assets increased primarily due to the increase in cash and bank balances, inventories at the Island Gold Mine and investments in shares of Monarques Gold, pursuant to the agreement to sell Quebec-based assets to Monarques.
Long-term assets	157,639	151,801	The increase in long-term assets reflects the investments in property, plant and equipment at the mine site offset by reduction in deferred income and mining tax assets.
Total assets	262,397	236,499
Current liabilities	27,457	23,696	Current liabilities increased mainly due to higher accruals at the end of quarter, related to professional fees and higher tax liability offset by the payment of 2016 annual bonus and retention awards granted to several key personnel in March 2012.
Long-term liabilities	14,893	13,980	Increase in deferred income and mining tax liabilities partially offset by a decrease in lease obligations during the nine-month period.
Total liabilities	42,350	37,676
Shareholders’ equity	225,349	202,455	Shareholders’ equity increased primarily due to net earnings during the period and due to the exercise of stock options.

1	Excludes assets and liabilities of discontinued operations as at December 31, 2016 and September 30, 2017.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s strategy is based on achieving positive cash flows from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Corporation’s liquidity and capital resources will be substantially determined by the success or failure of the Corporation’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.

The Corporation’s cash balance of $90.0 million compared to $75.1 million at December 31, 2016 reflects the strong operating cash flows and the lower than expected level of investment in property, plant and equipment during the nine-month period. As expected, the cash balance was lower than the $95.9 million at the end of the second quarter, due to increased level of capital expenditures in the third quarter. In the opinion of management, the Corporation's cash position, along with cash flows from operations, are sufficient to support the Corporation's normal operating requirements and capital commitments on an ongoing basis.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 20

OUTSTANDING SHARE CAPITAL

The following table sets out the common shares, stock options, restricted share units and deferred share units of the Corporation that are outstanding as at the date of this MD&A:

November 7, 2017

Common shares	63,818,351
Stock options	2,088,433
Restricted share units	357,854
Deferred share units	111,437

66,376,075

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Corporation enters into contracts that give rise to commitments. The following table summarizes the Corporation’s contractual obligations:

(in millions of $)	Payments due by period
				2020 and
Contractual obligations	2017	2018	2019	after	Total

Finance lease obligations	0.6	2.2	2.0	0.7	5.5
Contract payment holdbacks	-	1.0	-	-	1.0
Asset retirement obligations	-	-	-	3.0	3.0
Operating leases	0.1	0.1	0.1	0.1	0.4
Total	0.7	3.3	2.1	3.8	9.9

1	Excludes contractual obligations related to discontinued operations.

There were no changes to the Corporation’s commitments and contingencies from December 31, 2016 to September 30, 2017 with the exception of the commitments mentioned below. For further information, regarding commitments and contingencies in effect as of December 31, 2016, please refer to the 2016 Management’s Discussion and Analysis, filed February 21, 2017 and available on the SEDAR website (www.sedar.com).

On October 6, 2016, the Corporation received a notice of arbitration from the owner of a royalty agreement. Arbitration was held from June 26 to June 30, 2017 in BC. The Corporation lost the arbitration and decided to go in appeal of the decision following their lawyer recommendation. A provision has been accounted for in the financial statements in this respect.

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Corporation does not have any transactions with related parties.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 21

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, which could differ materially and affect operating results. A detailed discussion of these estimates is provided in the annual management’s discussion and analysis, filed on February 21, 2017 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may from time to time, use derivative financial instruments or gold hedging contracts. As at September 30, 2017 and 2016, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarters and the nine-month period ended September 30, 2017 and 2016, no gain or loss related to derivative financial instruments or to gold hedging contracts were recorded in the financial statements.

The Corporation has classified its cash and cash equivalents and receivables (except taxes receivable and workers’ compensation receivable) and other financial asset as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), advance royalty payments, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash and cash equivalents, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of other financial asset, advanced royalty payments, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the other financial asset, advanced royalty payments, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2016. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2017.

NON-IFRS PERFORMANCE MEASURES

Cash cost per ounce, operating cash flow before changes in non-cash working capital, operating cash flow before changes in non-cash working capital per share, operating cash flow after changes in non-cash working capital per share, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-IFRS performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 22

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

The following table is a reconciliation of operating cash flow to net free cash flow on a consolidated basis:

	Quarter ended		Nine months ended
(in thousands of $, except per share amounts)	September 30		September 30
	2017	2016	2017	2016

Operating cash flow (as per statement of cash flows)	8,314	3,347	51,344	35,515
Investments in property, plant and equipment	(11,719)	(19,531)	(34,977)	(47,597)

Net free cash flow	(3,405)	(16,184)	16,367	(12,082)

Basic weighted average number of shares outstanding
(thousands)	63,778	62,760	63,474	60,393

Net free cash flow per share	(0.05)	(0.26)	0.26	(0.20)

The following table is a reconciliation of operating cash flow to net free cash flow of continuing operations:

	Quarter ended		Nine months ended
(in thousands of $, except per share amounts)	September 30		September 30
	2017	2016	2017	2016

Operating cash flow (as per statement of cash flows)	8,314	3,347	51,344	35,515
Operating cash flow related to discontinued operations
(as per note 8 of financial statements)	3,508	33	(20)	(3,238)
Investments in property, plant and equipment	(10,069)	(18,146)	(30,395)	(43,145)

Net free cash flow	1,753	(14,766)	20,929	(10,868)

Basic weighted average number of shares outstanding
(thousands)	63,778	62,760	63,474	60,393

Net free cash flow per share	0.03	(0.24)	0.33	(0.18)

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures, and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the quarters and nine-month periods ended September 30, 2017 and 2016”). At the end of 2016, cash cost per ounce calculation has been revised to include by-product credits and exclude interest on capital leases. Prior quarter cash costs have been restated to reflect these changes and to remain comparable.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 23

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD

FOR THE QUARTERS AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2017 AND 2016

Quarter ended September 30, 2017	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	22,666	3,621	-	26,287
Cost of sales	23,732	8,181	-	31,913
Depreciation and depletion	(7,752)	(1,189)	-	(8,941)
Adjustment of royalties from prior years	(784)	-	-	(784)
By-product credits	(93)	(11)	-	(104)
Cost of sales, net of depreciation expense and by-product credits	15,103	6,981	-	22,084
Cash costs ($/ounce)	666	1,929	-	840
Sustaining costs	4,984	2,037	-	7,021
Corporate general and administration costs	-	-	3,988	3,988
All-in sustaining costs	20,087	9,018	3,988	33,093

All-in sustaining costs ($/ounce)	886	2,491	152	1,259

Quarter ended September 30, 2016	Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	13,673	4,101	-	17,774
Cost of sales	17,675	6,206	-	23,977
Depreciation and depletion	(4,677)	(420)	-	(5,097)
By-product credits	(50)	(11)	-	(61)
Cost of sales, net of depreciation expense and by-product credits	12,948	5,775	-	18,723
Cash costs ($/ounce)	947	1,408	-	1,054
Sustaining costs	5,090	1,979	33	7,102
Corporate general and administration costs	-	-	2,532	2,532
All-in sustaining costs	18,038	7,754	2,565	28,357

All-in sustaining costs ($/ounce)	1,319	1,890	144	1,595

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 24

Nine-month period ended September 30, 2017		Island Gold	Beaufor	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)		74,849	15,006	-	89,855
Cost of sales		74,066	26,826	-	100,892
Depreciation and depletion		(25,602)	(4,100)	-	(29,702)
Adjustment of royalties from prior years		(480)	-	-	(480)
By-product credits		(314)	(41)	-	(355)
Cost of sales, net of depreciation expense and by-product credits		47,670	22,685	-	70,355
Cash costs ($/ounce)		637	1,512	-	783
Sustaining costs		11,933	5,487	-	17,420
Corporate general and administration costs		-	-	11,246	11,246
All-in sustaining costs		59,603	28,172	11,246	99,021

All-in sustaining costs ($/ounce)		796	1,877	125	1,101

Nine-month period ended
September 30, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per ounce amounts)
Gold sold (ounces)	59,851	13,879	1,171	-	74,901
Cost of sales	66,266	20,998	1,420	-	88,684
Depreciation and depletion	(20,469)	(1,122)	(33)	-	(21,624)
By-product credits	(228)	(30)	(3)	-	(261)
Cost of sales, net of depreciation expense and by-product credits	45,569	19,846	1,384	-	66,799
Cash costs ($/ounce)	761	1,431	1,182	-	892
Sustaining costs	15,283	5,611	5	58	20,957
Corporate general and administration costs	-	-	-	8,782	8,782
All-in sustaining costs	60,852	25,457	1,389	8,840	96,538

All-in sustaining costs ($/ounce)	1,016	1,835	1,186	118	1,289

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 17, 2017, filed February 21, 2017, and available on the SEDAR website (www.sedar.com).

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) based on the Internal Control – Integrated Framework (2013) developed by COSO (Committee of Sponsoring Organizations of the Treadway Commission).

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The Corporation’s DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Corporation’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures to ensure that financial records are accurately maintained and fairly reflect the transactions of the Corporation.

The Corporation’s management, under the supervision of, and with the participation of, the CEO and the CFO, has evaluated its DC&P and ICFR and concluded that, as of September 30, 2017, they were designed effectively to provide reasonable assurance regarding required disclosures and the reliability of financial reporting and the preparation of financial statements for external purposes. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated its DC&P and ICFR controls and procedures can provide only reasonable assurance that the objectives of the Corporation’s DC&P and ICFR will be met, and they may not prevent or detect misstatements on a timely basis.

There have been no material changes to the Corporation’s DC&P or ICFR or in other factors that could affect internal controls during the quarter and the nine-month period ended September 30, 2017.

NATIONAL INSTRUMENT 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by National Instrument 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation, including the technical reports entitled:

  “Technical Report on the Mineral Reserve and Resource Estimate as of December 31, 2016 for the Island Gold Mine” dated March 17, 2017 and effective as of December 31, 2016.

  “Island Gold Mine technical report and expansion case preliminary economic assessment” dated July 13, 2017 and effective as of May 29, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements in this Management’s Discussion and Analysis include, without limitation, statements relating to the Corporation’s expectations of gold production, cash costs, all-in sustaining costs, exchange rates and the future price of gold. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference include, among others things, changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Additional factors are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 17, 2017, filed February 22, 2017, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 40-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

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Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

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CONSOLIDATED FINANCIAL STATEMENTS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

CONTINUING OPERATIONS
Revenues	36,549	24,053	123,363	99,378
Cost of sales (note 2)	23,732	17,674	74,066	66,266

GROSS PROFIT	12,817	6,379	49,297	33,112

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 3)	6,009	4,449	15,333	12,191
Administration (note 4)	3,988	2,532	11,189	8,782
Gain on disposal of long-term assets	(2,006)	(96)	(1,946)	(5)
Other revenues	(8)	(5)	(20)	(10)

	7,983	6,880	24,556	20,958

OPERATING EARNINGS (LOSS)	4,834	(501)	24,741	12,154

Financial expenses (note 6)	157	84	423	328
Financial revenues (note 7)	(323)	(190)	(667)	(478)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	5,000	(395)	24,985	12,304

MINING AND INCOME TAXES (RECOVERY)	197	(877)	3,302	1,546

NET EARNINGS FROM CONTINUING OPERATIONS	4,803	482	21,683	10,758

NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS (note 8)	(3,070)	(256)	(3,976)	650

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,733	226	17,707	11,408

EARNINGS (LOSS) PER SHARE
Basic
Earnings from continuing operations	0.08	0.01	0.34	0.18
Earnings (loss) from discontinued operations	(0.05)	(0.01)	(0.06)	0.01

Basic net earnings	0.03	-	0.28	0.19

Diluted
Earnings from continuing operations	0.07	0.01	0.33	0.17
Earnings (loss) from discontinued operations	(0.05)	(0.01)	(0.06)	0.01

Diluted net earnings	0.02	-	0.27	0.18

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	63,778	62,760	63,474	60,393

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	65,145	64,431	64,832	62,028

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2016	217,837	14,283	(29,665)	202,455

Issue of common shares
Exchange of restricted share units	561	(561)	-	-
Exercise of share options	4,609	(1,551)	-	3,058

Share-based compensation	-	2,129	-	2,129

Transactions with Richmont Mines shareholders	5,170	17	-	5,187

Net earnings and total comprehensive income for the period	-	-	17,707	17,707

BALANCE AT SEPTEMBER 30, 2017	223,007	14,300	(11,958)	225,349

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In thousands of Canadian dollars)

(Unaudited)	Share	Contributed		Total
	capital	surplus	Deficit	equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of shares
Bought-deal placement	31,096	-	-	31,096
Exchange of restricted share units	236	(236)	-	-
Exchange of deferred share units	564	-	-	564
Exercise of share options	3,587	(1,173)	-	2,414
Exercise of warrants	2,429	(439)	-	1,990

Common shares issue costs	(2,023)	-	-	(2,023)

Share-based compensation	-	1,686	-	1,686

Transactions with Richmont Mines shareholders	35,889	(162)	-	35,727

Net earnings and total comprehensive income for the period	-	-	11,408	11,408

BALANCE AT SEPTEMBER 30, 2016	217,601	13,860	(30,724)	200,737

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of Canadian dollars)

(Unaudited)	September 30,	December 31,
	2017	2016
	$	$
		(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	89,957	75,113
Receivables	3,318	4,105
Subscription receipts for shares of a publicly-traded company	2,000	-
Exploration tax credits receivable	314	168
Inventories (note 9)	9,169	10,019
Assets held for sale	17,323	-

	122,081	89,405

RESTRICTED DEPOSITS AND OTHER FINANCIAL ASSET (note 12 a)	864	838

PROPERTY, PLANT AND EQUIPMENT (note 10)	154,424	159,127

DEFERRED INCOME AND MINING TAX ASSETS	2,351	3,123

TOTAL ASSETS	279,720	252,493

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	22,469	21,411
Income and mining taxes payable	1,321	339
Current portion of long-term debt (note 11)	2,335	5,961
Current portion of asset retirement obligations (note 12 b)	36	130
Deferred Share Units payable (note 5 c)	1,296	549
Liabilities related to assets held for sale	12,021	-

	39,478	28,390

LONG-TERM DEBT (note 11)	4,214	6,513

ASSET RETIREMENT OBLIGATIONS (note 12 b)	3,005	10,038

DEFERRED INCOME AND MINING TAX LIABILITIES	7,674	5,097

TOTAL LIABILITIES	54,371	50,038

EQUITY
Share capital (note 13)	223,007	217,837
Contributed surplus	14,300	14,283
Deficit	(11,958)	(29,665)

TOTAL EQUITY	225,349	202,455

TOTAL LIABILITIES AND EQUITY	279,720	252,493

The accompanying notes are an integral part of the interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

OPERATING ACTIVITIES
Net earnings for the period	1,733	226	17,707	11,408
Adjustments for:
Depreciation and depletion	9,059	5,206	30,113	22,000
Income and mining taxes received (paid)	27	(34)	949	(548)
Interest revenues	(324)	(190)	(676)	(482)
Interest on finance lease obligations	87	96	288	274
Share-based compensation	898	971	2,964	3,498
Retention award payments	-	-	(1,750)	-
Adjustment to closure allowance	-	-	(41)	30
Accretion expense – asset retirement obligations	29	17	87	52
Gain on disposal of long-term assets	(2,006)	(96)	(1,940)	(5)
Mining and income taxes (recovery)	203	(357)	3,325	2,213

	9,706	5,839	51,026	38,440

Net change in non-cash working capital items (note 14)	(1,392)	(2,492)	318	(2,925)

Cash flows from operating activities	8,314	3,347	51,344	35,515

INVESTING ACTIVITIES
Subscription receipts for shares of a publicly-traded company	(2,000)	-	(2,000)	-
Restricted deposits	124	-	124	-
Interest received	292	198	633	472
Other financial asset	-	-	(200)	-
Property, plant and equipment – Island Gold Mine	(10,069)	(18,113)	(30,395)	(43,087)
Property, plant and equipment – Beaufor Mine	(1,382)	(1,245)	(4,028)	(3,546)
Property, plant and equipment – Other	(268)	(173)	(554)	(964)
Disposition of property, plant and equipment	2,006	-	2,088	-

Cash flows used in investing activities	(11,297)	(19,333)	(34,332)	(47,125)

FINANCING ACTIVITIES
Advance royalty payment	-	-	-	(1,000)
Payments of asset retirement obligations	(14)	(562)	(82)	(568)
Issue of common shares	122	764	3,058	35,500
Common shares issue costs	-	(21)	-	(2,023)
Interest paid	(92)	(92)	(297)	(265)
Payments of finance lease obligations	(1,811)	(777)	(3,678)	(2,207)

Cash flows used in financing activities	(1,795)	(688)	(999)	29,437

Net change in cash	(4,778)	(16,674)	16,013	17,827

Cash, beginning of period	95,904	95,529	75,113	61,028

Cash and cash equivalents, end of period	91,126[1]	78,855	91,126[1]	78,855
[1]	Cash and cash equivalents include $1,169 in assets held for sale

The accompanying notes are an integral part of the interim consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2017 and 2016 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Cost of sales

The cost of sales includes the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Operating costs	13,566	12,421	44,005	43,548
Royalties	2,414	576	4,459	2,249
Depreciation and depletion	7,752	4,677	25,602	20,469

	23,732	17,674	74,066	66,266

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3.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Island Gold Mine	5,778	3,509	14,429	10,903
Other properties	4	5	11	19
Project evaluation	266	195	1,021	539

Exploration and project evaluation before depreciation and exploration tax credits	6,048	3,709	15,461	11,461

Depreciation	3	10	18	22
Exploration tax credits, including adjustments	(42)	730	(146)	708[1]

	6,009	4,449	15,333	12,191
[1]

In the second quarter of 2016, the Corporation filed its 2015 income tax returns and reduced its current taxes by using carried forward fiscal expenses instead of using exploration tax credits, as it had been originally planned and recorded in 2015.

4.	Administration

The administration expenses include the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Salaries, directors’ fees and related benefits	1,223	1,017	3,766	2,867
Share-based compensation	898	815	2,876	3,231
Consultants and professional fees	1,106	139	2,312	827
Depreciation	40	93	120	211
Miscellaneous	721	468	2,115	1,646

	3,988	2,532	11,189	8,782

5.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and others providing ongoing services to the Corporation.

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The policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. Prior to 2015, options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s plan at September 30, 2017 and changes during the three-month and nine-month periods then ended, is presented below:

	Three months ended		Nine months ended
	September 30, 2017		September 30, 2017
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(in thousands)	$	(in thousands)	$

Options outstanding, beginning of the period	1,469	5.77	1,835	4.78
Granted	-	-	297	10.24
Exercised	(23)	2.05	(566)	4.84
Forfeited	-	-	(120)	5.30

Options outstanding, end of period	1,446	5.83	1,446	5.83

Exercisable options, end of period	526	4.13	526	4.13

The following table summarizes information about the options issued under the Corporation’s plan at September 30, 2017:

	Options outstanding at			Exercisable options at
	September 30, 2017			September 30, 2017
		Weighted
Exercise		average	Weighted		Weighted
price	Number of	remaining	average	Number of	average
	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	132	1.2	1.09	71	1.09
$2.19 to $2.34	22	1.9	2.29	2	2.34
$2.51 to $3.31	162	2.2	3.12	128	3.07
$3.73 to $4.20	473	2.4	3.91	225	3.94
$6.09	200	3.4	6.09	53	6.09
$8.79 to $10.87	457	4.2	10.21	47	10.37

	1,446	2.9	5.83	526	4.13

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 38

During the nine-month period ended September 30, 2017, the Corporation granted 297,000 share options to officers (360,000 to a director, an officer and employees for the nine-month period ended September 30, 2016). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $4.55 ($3.36 for the nine-month period ended September 30, 2016).

b)	Restricted share units

The Corporation’s plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

A summary of the status of RSUs outstanding under the Corporation’s plan at September 30, 2017 and 2016, and changes during the three-month and nine-month periods then ended, is presented below:

	Number of restricted share units (in thousands)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Restricted share units outstanding, beginning of the period	399	396	338	193
Granted	-	-	154	265
Released for common shares	(3)	(4)	(90)	(63)
Forfeited	(4)	(7)	(10)	(10)

Restricted share units outstanding, end of period	392	385	392	385

During the nine-month period ended September 30, 2017, the Corporation granted 154,018 RSUs to officers and employees at an average fair value of $10.81 (265,180 in the comparable period of 2016 at an average fair value of $6.32).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the nine-month period ended September 30, 2017, the Corporation granted 48,437 DSUs to directors (110,000 in the comparable period of 2016), and recorded a compensation expense of $747 ($1,396 in the comparable period of 2016). As at September 30, 2017, 111,437 DSUs were outstanding (63,000 as at December 31, 2016) for which the compensation liability was $1,296 ($549 as at December 31, 2016).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 39

d)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. During the nine-month period ended September 30, 2017, 130,000 were exercised (none in the comparable period of 2016). As at September 30, 2017, 645,000 options are outstanding and 378,333 are exercisable (266,666 on September 30, 2016).

6.	Financial expenses

The financial expenses consist of the following items:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Interest on finance lease obligations	78	96	271	274
Accretion expense – asset retirement obligations	12	6	35	19
Foreign exchange loss (gain)	67	(18)	117	35

	157	84	423	328

7.	Financial revenues

The financial revenues consist of the following item:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Interest on cash	323	190	667	478

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 40

8.	Net earnings (loss) from discontinued operations

On September 11, 2017, the Corporation announced that it had entered into a definitive agreement with Monarques Gold Corporation (Monarques), pursuant to which Monarques will acquire Richmont’s Quebec based assets including the Beaufor Mine, the Camflo Mill and the Wasamac development project as well as all other mineral claims, mining leases and mining concessions located in the province of Quebec (Quebec assets). On October 2, 2017, the Corporation confirmed that is has closed the transaction. As a result, revenues, expenses, earning and losses relating to the discontinuation of this operation have been segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated statements of comprehensive income. The assets and the liabilities are also presented as a single line item in the consolidated statements of financial position. Furthermore, the letters of credit related to the Quebec assets were canceled when the transaction closed.

Operational results and charges related to the Quebec assets are summarized as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Revenues
Revenues from precious metals	5,829	7,191	24,755	25,118
Cost of sales	8,181	6,207	26,826	22,418

Gross profit (loss)	(2,352)	984	(2,071)	2,700

Other expenses (revenues)
Exploration and project evaluation	493	644	1,241	1,575
Administration	-	-	57	-
Loss on disposal of long-term assets	-	-	6	-
Other expenses	507	180	1,640	2,515
Other revenues	(314)	(115)	(1,121)	(2,736)
Financial expenses	27	11	68	33
Financial revenues	(1)	-	(9)	(4)

	712	720	1,882	1,383

Earnings (loss) before mining and income taxes	(3,064)	264	(3,953)	1,317

Mining and income taxes	6	520	23	667

Net earnings (loss) from discontinued operations	(3,070)	(256)	(3,976)	650

Cash flows used in discontinued operations

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Cash flows from (used) operating activities	(3,508)	(33)	20	3,238
Cash flows used in investing activities	(1,542)	(1,385)	(4,457)	(4,448)
Cash flows used in financing activities	(313)	(90)	(590)	(91)

	(5,363)	(1,508)	(5,027)	(1,301)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 41

Assets and liabilities related to Quebec assets are summarized as follows:

September 30,
2017
$

Assets
Cash and cash equivalents	1,169
Receivables	1,038
Inventories	2,449
Property, plant and equipment	12,667

17,323

Liabilities
Payables, accruals and provisions	3,271
Closure allowance	558
Finance lease obligations	668
Asset retirement obligations	7,524
12,021

9.	Inventories

The inventories include the following items:

	September 30,	December 31,
	2017	2016
	$	$
		(Audited)

Precious metals	1,040	260
Ore	4,539	4,492
Supplies	3,590	5,267

	9,169	10,019

During the nine-month periods ended September 30, 2017 and September 30, 2016, there was no write-down of inventories and no reversal of write-down.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 42

10.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings and refining equipment	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and mobile equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount

Balance at January 1, 2017	5,411	180,807	36,797	74,482	297,497	1,705	690	2,395	299,892

Additions	-	19,115	3,986	13,410	36,511	-	-	-	36,511

Disposals and write-off	-	-	(299)	(210)	(509)	-	-	-	(509)

Transfers	-	-	-	160	160	-	(160)	(160)	-

Deposits on equipment	-	-	-	1,714	1,714	-	-	-	1,714

Assets held for sale	(1,293)	(34,764)	(7,631)	(20,244)	(63,932)	(454)	(1)	(455)	(64,387)

Balance at September 30, 2017	4,118	165,158	32,853	69,312	271,441	1,251	529	1,780	273,221

Depreciation and depletion

Balance at January 1, 2017	2,467	87,727	16,110	33,209	139,513	675	577	1,252	140,765

Depreciation and depletion	404	17,554	3,989	8,036	29,983	80	51	131	30,114

Disposals and write-off	-	-	(193)	(169)	(362)	-	-	-	(362)

Transfers	-	-	-	150	150	-	(150)	(150)	-

Assets held for sale	(1,271)	(28,241)	(6,468)	(15,740)	(51,720)	-	-	-	(51,720)

Balance at September 30, 2017	1,600	77,040	13,438	25,486	117,564	755	478	1,233	118,797

Carrying amount at September 30, 2017	2,518	88,118	19,415	43,826	153,877	496	51	547	154,424

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 43

11.	Long-term debt

Long-term debt includes the following financial liabilities:

	September 30,	December 31,
	2017	2016
	$	$
		(Audited)

Finance lease obligations	5,549	8,683
Contract payment holdbacks	1,000	1,500
Closure allowance	-	599
Long-term retention awards	-	1,692

	6,549	12,474

Current portion	2,335	5,961

	4,214	6,513

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporated a retention payment (“Retention Awards”) provided certain conditions were met by the employee, most notably that the employee continued his or her employment with the Corporation until March 2017. These retention payments have been paid in March 2017 in the amount of $1,750 and the expense recorded in 2017 is $58 ($415 in the comparable period of 2016).

12.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 44

a)	Restricted deposits and other financial asset, and letters of credit

As at September 30, 2017, the Corporation has $714 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $6,100 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2016). The following table provides the allocation of restricted deposits and letters of credit issued as at September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
	$	$
		(Audited)

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	714	721
Beaufor Mine	-	107
Other	-	10

	714	838

Other financial asset	150	-

	864	838

Letters of credit[1]
Camflo Mill	3,339	3,339
Island Gold Mine (Kremzar property)	979	979
Monique Mine	948	-
Beaufor Mine	793	793

	6,059	5,111

[1]

Letters of credit are secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $40,267 as at September 30, 2017 ($30,736 as at December 31, 2016).

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at September 30, 2017 and December 31, 2016:

	September 30,	December 31,
	2017	2016
	$	$
		(Audited)

Island Gold Mine	3,005	2,969
Francoeur Mine	36	50
Camflo Mill	-	4,137
Monique Mine	-	1,676
Beaufor Mine	-	1,336

	3,041	10,168

Current portion	36	130

	3,005	10,038

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 45

13.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2017		September 30, 2017
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	63,760	222,813	63,030	217,837
Issue of common shares for cash: Exercise of share options	53	181	696	4,609
Shares issued in exchange of restricted share units	3	13	90	561

Balance, end of period	63,816	223,007	63,816	223,007

Issue of shares

During the nine-month period ended on September 30, 2017, the Corporation issued 695,727 common shares following the exercise of stock options (711,284 during the nine-month period ended on September 30, 2016) and received cash proceeds in the amount of $3,058 ($2,414 in the comparable period of 2016). Contributed surplus was reduced by $1,551 which represents the recorded fair value of the exercised stock options ($1,173 in the comparable period of 2016).

During the nine-month period ended on September 30, 2017, the Corporation issued 90,615 common shares following the vesting of restricted share units (62,797 in the comparable period of 2016). Contributed surplus was reduced by $561 which represents the recorded fair value of the restricted share units ($236 in the comparable period of 2016).

14.	Consolidated statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	$	$	$	$

Net change in non-cash working capital items

Receivables	(446)	99	(157)	740
Exploration tax credits receivable	(42)	740	(146)	902
Inventories	(543)	(2,824)	(1,600)	(806)
Payables, accruals and provisions	(361)	(507)	2,221	(3,761)

	(1,392)	(2,492)	318	(2,925)

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	2,259	(424)	2,144	(2,127)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 46

15.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2017 compared to annual financial statements of 2016 on the basis of segmentation or the basis of evaluation of segmented results.

	Three months ended September 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of comprehensive	Quebec	Ontario	segments	and others	operation	Total
income	$	$	$	$	$	$

Revenues	5,829	36,549	42,378	-	(5,829)	36,549
Cost of sales	8,181	23,732	31,913	-	(8,181)	23,732

Gross profit (loss)	(2,352)	12,817	10,465	-	2,352	12,817

Exploration and project evaluation	483	5,778	6,261	241	(493)	6,009
Administration	-	-	-	3,988	-	3,988
Gain on disposal of long-term assets	-	(2,006)	(2,006)	-	-	(2,006)
Other expenses	507	-	507	-	(507)	-
Other revenues	(314)	(8)	(322)	-	314	(8)

	676	3,764	4,440	4,229	(686)	7,983

Operating earnings (loss)	(3,028)	9,053	6,025	(4,229)	3,038	4,834

Financial expenses	23	90	113	71	(27)	157
Financial revenues	(1)	(56)	(57)	(267)	1	(323)

Earnings (loss) before taxes and discontinued operations	(3,050)	9,019	5,969	(4,033)	3,064	5,000

Addition to property, plant and equipment	1,650	10,069	11,719	-	-	11,719

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 47

	Nine months ended September 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of comprehensive	Quebec	Ontario	segments	and others	operation	Total
Income	$	$	$	$	$	$

Revenues	24,755	123,363	148,118	-	(24,755)	123,363
Cost of sales	26,826	74,066	100,892	-	(26,826)	74,066

Gross profit (loss)	(2,071)	49,297	47,226	-	2,071	49,297

Exploration and project evaluation	1,068	14,429	15,497	1,077	(1,241)	15,333
Administration	-	-	-	11,246	(57)	11,189

Loss (gain) on disposal of long-term assets	6	(1,946)	(1,940)	-	(6)	(1,946)
Other expenses	1,640	-	1,640	-	(1,640)	-
Other revenues	(1,121)	(20)	(1,141)	-	1,121	(20)

	1,593	12,463	14,056	12,323	(1,823)	24,556

Operating earnings (loss)	(3,664)	36,834	33,170	(12,323)	3,894	24,741

Financial expenses	57	306	363	128	(68)	423
Financial revenues	(9)	(58)	(67)	(609)	9	(667)

Earnings (loss) before taxes and discontinued operations	(3,712)	36,586	32,874	(11,842)	3,953	24,985

Addition to property, plant and equipment	4,582	30,395	34,977	-	-	34,977

	September 30, 2017
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
statement of financial	Quebec	Ontario	segments	and others	operation	Total
position	$	$	$	$	$	$

Current assets	4,656	18,358	23,014	86,400	(4,656)	104,758
Restricted deposits and other financial asset	-	864	864	-	-	864
Property, plant and equipment	12,193	153,519	165,712	1,379	(12,667)	154,424
Deferred income and mining tax assets	-	-	-	2,351	-	2,351
Assets held for sale	-	-	-	-	17,323	17,323

Total assets	16,849	172,741	189,590	90,130	-	279,720

Current liabilities	3,663	21,308	24,971	6,161	(3,675)	27,457
Long-term debt	1,226	3,214	4,440	1,000	(1,226)	4,214
Asset retirement obligations	5,512	3,005	8,517	1,608	(7,120)	3,005
Deferred income and mining tax liabilities	-	-	-	7,674	-	7,674
Liabilities related to assets held for sale	-	-	-	-	12,021	12,021

Total liabilities	10,401	27,527	37,928	16,443	-	54,371

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 48

	Three months ended September 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	7,191	24,053	31,244	-	(7,191)	24,053
Cost of sales	6,207	17,674	23,881	-	(6,207)	17,674

Gross profit (loss)	984	6,379	7,363	-	(984)	6,379

Exploration and project evaluation	631	3,509	4,140	953	(644)	4,449
Administration	-	-	-	2,532	-	2,532
Gain on disposal of long-term assets	-	-	-	(96)	-	(96)
Other expenses	180	-	180	-	(180)	-
Other revenues	(115)	(5)	(120)	-	115	(5)

	696	3,504	4,200	3,389	(709)	6,880

Operating earnings (loss)	288	2,875	3,163	(3,389)	(275)	(501)

Financial expenses	11	102	113	(18)	(11)	84
Financial revenues	-	-	-	(190)	-	(190)

Earnings (loss) before taxes and discontinued operations	277	2,773	3,050	(3,181)	(264)	(395)

Addition to property, plant and equipment	1,385	18,113	19,498	33	-	19,531

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 49

	Nine months ended September 30, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	25,118	99,378	124,496	-	(25,118)	99,378
Cost of sales	22,418	66,266	88,684	-	(22,418)	66,266

Gross profit (loss)	2,700	33,112	35,812	-	(2,700)	33,112

Exploration and project evaluation	1,514	10,903	12,417	1,349	(1,575)	12,191
Administration	-	-	-	8,782	-	8,782
Loss (gain) on disposal of long-term assets	-	91	91	(96)	-	(5)
Other expenses	2,515	-	2,515	-	(2,515)	-
Other revenues	(2,736)	(10)	(2,746)	-	2,736	(10)

	1,293	10,984	12,277	10,035	(1,354)	20,958

Operating earnings (loss)	1,407	22,128	23,535	(10,035)	(1,346)	12,154

Financial expenses	33	293	326	35	(33)	328
Financial revenues	(4)	(2)	(6)	(476)	4	(478)

Earnings (loss) before taxes and discontinued operations	1,378	21,837	23,215	(9,594)	(1,317)	12,304

Addition to property, plant and equipment	4,452	43,087	47,539	58	-	47,597

	December 31, 2016
Segmented information					Exploration,
concerning the consolidated				Total	corporate
statement of financial		Quebec	Ontario	segments	and others	Total
position		$	$	$	$	$

Current assets		4,707	20,862	25,569	63,836	89,405
Restricted deposits		107	721	828	10	838
Property, plant and equipment		10,696	146,903	157,599	1,528	159,127
Deferred income and mining tax assets		-	-	-	3,123	3,123

Total assets		15,510	168,486	183,996	68,497	252,493

Current liabilities		4,614	17,034	21,648	6,742	28,390
Long-term debt		1,599	4,914	6,513	-	6,513
Asset retirement obligations		7,069	2,969	10,038	-	10,038
Deferred income and mining tax liabilities		-	-	-	5,097	5,097

Total liabilities		13,282	24,917	38,199	11,839	50,038

16.	Approval of Financial Statements

The interim consolidated financial statements for the period ending September 30, 2017 were approved for publication by the Board of Directors on November 7, 2017.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q3 2017 | Page 50

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